Corey MacGillivray

Secretary

One American Road

Dearborn, MI 48126

(313) 845-4932

June 13, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Rolaine S. Bancroft and Mr. Benjamin Meeks
Telephone No. (202) 551-3313 and (202) 551-7146

Re:	Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
Request for Acceleration of Registration Statement on Form SF-3 (the "Registration Statement")
Filed June 8, 2022
File Nos. 333-265473, 333-265473-01, and 333-265473-02

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Lease Two LLC, CAB East LLC and CAB West LLC (collectively, the "Registrants") request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on June 8, 2022, such that the Registration Statement becomes effective at 4:30 p.m. on Wednesday, June 15, 2022, or as soon thereafter as practicable.

The Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

FORD CREDIT AUTO LEASE TWO LLC

By:	/s/ Corey MacGillivray
Name: Corey MacGillivray
Title: Secretary

CAB EAST LLC

By:	/s/ Corey MacGillivray
Name: Corey MacGillivray
Title: Secretary

CAB WEST LLC

By:	/s/ Corey MacGillivray
Name: Corey MacGillivray
Title: Secretary